Exhibit 1.01

Embraer S.A.

Conflict Minerals Report

For The Year Ended December 31, 2013

We have made statements in this conflict minerals report that may constitute forward-looking statements about our plans to take additional actions or to implement additional policies or procedures with respect to our due diligence efforts to determine the origin of conflict minerals included in our products.  We undertake no obligation to publically update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.  Our reporting obligations under the conflict minerals rules may change in the future and our ability to implement certain processes or obtain information from our suppliers may differ materially from those anticipated or implied in this report.

Introduction

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”).  The Rule was adopted by the U.S. Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals (“CM”) as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.  The Rule imposes certain reporting obligations on SEC registrants that manufacture or contract to manufacture products containing conflict minerals necessary to the functionality or production of their products.  CM includes cassiterite, columbite-tantalite, wolframite, gold, and their derivatives, which are currently limited to tin, tantalum, tungsten and gold.  These requirements apply to registrants regardless of the geographic origin of the conflict minerals and whether or not they fund armed conflict.

Company Overview

This report has been prepared by the management of Embraer S.A. (the “Company,” “Embraer,” “we,” “us,” or “our”).

Embraer is a publicly-held company incorporated under the laws of the Federative Republic of Brazil with headquarters in São José dos Campos, State of São Paulo, Brazil. The corporate purpose of the Company is:

1.      The development, production and sale of jet and turboprop aircraft for civil and defense aviation, aircraft for agricultural use, structural components, mechanical and hydraulic systems, aviation services and technical activities related to the production and maintenance of aerospace material;

2.      The design, construction and sale of equipment, materials, systems, software, accessories and components to the defense, security and energy industries and the promotion or performance of technical activities related to production and maintenance of aerospace material.

3.      The performance of other technological, industrial, commercial and service activities related to the defense, security and energy industries; and

4.      Contribution to the development of technical professionals necessary to the aerospace industry.

Product Description:

1.      Commercial Jets: ERJ 135, ERJ 140, ERJ 145, E170, E175, E190, E195, E175-E2, E190-E2, and E195-E2.

2.      Executive Jets: Legacy 450, Legacy 500, Legacy 600, Legacy 650, Phenom 100, Phenom 300, and Lineage 1000.

3.      Defense and Security Aircraft and Products: Super Tucano, KC-390, ISR Family of Aircraft (based on 145 Platform), Military Transport and Transport of Authorities (based on the 170/190 Platform), AMX, F-5BR, Radars, Command and Control Products, Unmanned Aircraft, and Satellites.

4.      Structural parts, mechanical parts, hydraulic systems, and production of agricultural crop-spraying aircraft.

Part 1 - Reasonable Country of Origin Inquiry (“RCOI”)

In order to comprehensively cover its supply chain, Embraer surveyed all of its active suppliers in 2013 by, among other things, asking whether those suppliers supply CM to the Company and whether such CM originated in the Democratic Republic of the Congo or any adjoining country (“Covered Countries”).

We followed an Aerospace Industry standard methodology in order to survey our supply chain.  Based on this industry standard, we adopted the use of the Electronics Industry Citizenship Coalition – Global e-Sustainability Initiative (“EICC/GeSI”) Conflict Minerals Survey Template and defined this tool as the RCOI vehicle for our supply chain to report on their use and the origin of CM in the products they provide to Embraer.  We provided suppliers with links to the EICC website to download the most recent version of the survey template and also to the website for the instructional video showing how to complete the survey template.

We set up an RCOI supplier survey response mechanism with dedicated email addresses to accept completed survey responses and to answer any CM survey questions.  Additionally, we created responsible contacts within the CM team to answer questions from suppliers about CM and the Rule.

We managed and tracked RCOI supplier responses by setting up a protocol for addressing suppliers that do not respond or do not know yet if they use CM, as well as, those suppliers that indicate they do use CM. We also developed and distributed follow-on response letters for any suppliers that did not respond to our RCOI survey or provided incomplete responses.

For all new and renewed contracts and purchase orders after the release of the Rule, we have added clauses for supplier CM control that obligate our suppliers to support our RCOI and CM compliance efforts.

We developed an archive of all RCOI survey documentation, categorized by calendar year, and plan to retain the information for a period of five years.

Based on our good faith RCOI efforts in 2013, we had reason to believe that our CM may have originated in the Covered Countries and reason to believe that such CM may not be from recycled or scrap sources. For this reason, we conducted due diligence and adopted measures to trace CM throughout our supply chain.

Part 2 - Embraer Due Diligence

Embraer is committed to working with our global supply chain in order to comply with the Rule.

Design of Due Diligence

We have established a conflict minerals compliance framework that is designed to follow the nationally recognized framework established by the Organization for Economic Cooperation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas (“OECD Guidance”), and the related supplements for gold, tin, tantalum and tungsten. Our company is fully engaged in implementing and maintaining that program.

Due Diligence Measures Performed

Sections 2.1 through 2.5 of Part 2 of this report explain in greater detail our due diligence process.

2.1   Management System

We have taken several steps to comply with the Rule, including the following:

We established a cross functional and cross department team to manage the CM program implementation and to report results to Company management and leadership on a regular basis.

We developed a CM policy and procedure that describes the process for conducting conflict minerals compliance for the Company and defines the roles and responsibilities of our personnel intended to ensure standardization and adherence with the requirements of the Rule.

We created a CM supply chain control process in order educate our suppliers about CM and the Rule and then track the usage and origin of CM throughout our supply chain (See RCOI section).

We created a CM summary document that explains the meaning of CM, describes the Company’s views regarding CM, and provides helpful links to additional information regarding CM.  This document is publicly available on our website.

Strengthened existing supply chain grievance mechanisms and included coverage for CM.

2.2    Identify and Assess Risks

Due to the size of the Company, the complexity of our deliverable products, the intricacy of the products our supply chain produces, plus the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers.  In no instance does Embraer purchase materials directly from any smelter, refiner or mine.  Most of our suppliers are several purchasing layers away from smelters, refiners or mines.  We therefore rely on our supply chain to provide us information about the source of CM contained in the components supplied to us.

Because of the complexity of our supply chain, we participate in industry-wide initiatives, including serving as a member of the Aerospace Industries Association’s (“AIA”) Conflict Minerals Working Group and the International Aerospace Environmental Group, to learn about common and industry-wide best practices for CM management.

Red flags are defined in the OECD Guidance as a risk identification system to trigger the due diligence standards and processes defined in the OECD Guidance. Our Conflict Minerals Policy and Procedure similarly includes a system of red flags developed to identify and manage supply chain risk from our annual supplier survey process.

2.3    Embraer Strategy to Respond to Risks

Embraer has a risk assessment management plan that includes coverage for CM compliance.  Updates to this risk assessment are provided regularly to Company management and leadership.

As part of our risk assessment process, we revised our supplier risk assessment questionnaire to include questions about conflict minerals compliance requirements.

Through our membership with AIA, we also fully support and regularly receive updates regarding the Conflict Free Sourcing Initiative (“CFSI”) developed by the EICC/GeSI.  The goal of this initiative is for all smelters that receive raw minerals from the Covered Countries to participate in the process to become conflict free smelters.

2.4    Carry Out Independent Third-Party Audits of Supply Chain Due Diligence at Identified Points in the Supply Chain

Embraer does not have a direct relationship with smelters, refiners, or mining operations and we do not perform or direct audits of these entities.

For any Embraer suppliers that cannot appropriately manage CM due diligence or are found to use CM from conflict sources within the Covered Countries, we may conduct audits of these specific suppliers prior to making any final decisions regarding continued business relations with these suppliers.

2.5    Publicly Report On Supply Chain Due Diligence

In May 2014, Embraer filed a Form SD with the SEC, along with a Conflict Minerals Report as an exhibit thereto, which contain disclosure about our CM.  Our CM disclosure is publicly available on our website at http://ri.embraer.com.br.

Part 3 - Embraer Due Diligence Results

Based on the due diligence that we have conducted to date, we have been unable to determine, in all cases, the origin of the CM used in the products referenced above in the “Company Overview” section.  At the end of 2013, we were not able to confirm the country of origin, the mine or location of origin, or the facilities used to process the CM in our products in all cases.  We remain committed to promoting economic development in Africa through responsible commercial engagement, driving employee awareness, and our corporate citizenship activities.

Part 4 - Embraer Future Risk Mitigation

We intend to take further steps to improve our due diligence and to reduce the risk that CM contained in our products may support conflict in the Covered Countries. These steps include:

•         Continue including a conflict minerals flow down clause in new or renewed supplier contracts.

•         Educate suppliers about CM through outreach, training, and other communications.

•         Request any of our suppliers that purchase materials directly from smelters, refiners or mines to require that those facilities participate in the CFSI program and become a conflict free facility.

•         Engage suppliers found to be supplying us with CM from sources that support conflict in the Covered Countries to establish an alternative source that does not support such conflict.

•         Continue working with industry groups to strengthen CM control and learn about improved best practices for RCOI and due diligence performance.

•         Continuously improve our RCOI and due diligence efforts to expand, enhance, and ensure the most comprehensive coverage of our supply chain.